SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Arcus Biosciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03969F109

(CUSIP Number)

Terry Rosen, Ph.D.

Arcus Biosciences, Inc.

3928 Point Eden Way

Hayward, CA 94545

Telephone:  (510) 694-6200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03969F109

1.	Name of Reporting Persons. Terry Rosen, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 269,601 (1)
	8.	Shared Voting Power 4,023,139 (2)
	9.	Sole Dispositive Power 269,601 (1)
	10.	Shared Dispositive Power 4,023,139 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,292,740 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.34% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 189,393 shares of Common Stock held directly by Terry Rosen, and 80,208 shares of Common Stock underlying options exercisable within sixty days of February 14, 2020. Numbers of shares are reported as of February 14, 2020.

(2)

Consists of 3,023,139 shares of Common Stock held by The Rosen 1996 Family Trust, 500,000 shares of Common Stock held by the Rosen 2018 GRAT Trust No. 1, and 500,000 shares of Common Stock held by the Rosen 2018 GRAT Trust No. 2. Numbers of shares are reported as of February 14, 2020.

(3)	See footnotes (1) and (2).

(4)

Based on 45,858,976 shares of Common Stock that were outstanding on October 30, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed November 5, 2019, and an additional 80,208 shares of Common Stock which would be outstanding if all of Dr. Rosen’s options exercisable within 60 days were exercised.

CUSIP No. 03969F109

1.	Name of Reporting Persons. Victoria Rosen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,023,139 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,023,139 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,023,139 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.77% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 3,023,139 shares of Common Stock held by The Rosen 1996 Family Trust, 500,000 shares of Common Stock held by the Rosen 2018 GRAT Trust No. 1, and 500,000 shares of Common Stock held by the Rosen 2018 GRAT Trust No. 2. Numbers of shares are reported as of February 14, 2020.

(2)	Based on 45,858,976 shares of Common Stock that were outstanding on October 30, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed November 5, 2019.

CUSIP No. 03969F109

1.	Name of Reporting Persons. The Rosen 1996 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,023,139 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,023,139 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,023,139 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.59% (2)
14.	Type of Reporting Person (See Instructions) OO
(1)	Numbers of shares are reported as of February 14, 2020.

(2)	Based on 45,858,976 shares of Common Stock that were outstanding on October 30, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed November 5, 2019.

CUSIP No. 03969F109

Explanatory Note

This Schedule 13D is being filed in lieu of a Schedule 13G due to the purchase of shares by the undersigned in the Issuer’s initial public offering of common stock on March 19, 2018.

Item 1.  Security and Issuer.

This statement relates to the Common Stock of Arcus Biosciences, Inc. (the “Issuer”), having its principal executive office at 3928 Point Eden Way, Hayward, CA 94545.

Item 2.  Identity and Background

(a)	Names:

(1)Terry Rosen

(2)Victoria Rosen

(3)The Rosen 1996 Family Trust

(collectively, the “Reporting Persons”)

(b)	Residence or Business Address of Reporting Persons:

Terry Rosen, Ph.D.: Arcus Biosciences, Inc.

3928 Point Eden Way

Hayward, CA 94545

Victoria Rosen:c/o  Terry Rosen, Ph.D.

Arcus Biosciences, Inc.

3928 Point Eden Way

Hayward, CA 94545

The Rosen 1996

Family Trust:c/o  Terry Rosen, Ph.D.

Arcus Biosciences, Inc.

3928 Point Eden Way

Hayward, CA 94545

(c)	Terry Rosen, Ph.D. is the Chief Executive Officer of the Issuer.

Victoria Rosen is the spouse of Terry Rosen.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Terry RosenUnited States

Victoria RosenUnited States

Item 3.  Source and Amount of Funds or Other Consideration

Acquisition of Shares of the Issuer

The Common Stock were acquired by Dr. Rosen with personal funds held by Dr. Rosen, and by The Rosen 1996 Family Trust, the Rosen 2018 GRAT Trust No. 1, and by the Rosen 2018 GRAT Trust No. 2, with personal funds contributed by Dr. Rosen to the respective trusts.

CUSIP No. 03969F109

Acquisition of Derivative Securities of the Issuer

The shares of Common Stock which may be acquired by Dr. Rosen within 60 days are shares of the Issuer’s Common Stock which may be acquired pursuant to the grant of stock options currently outstanding (the “Options”). The Options were granted in exchange for the services provided by Dr. Rosen in his role as Chief Executive Officer of the Issuer.

Item 4.  Purpose of Transaction

The shares of Common Stock and options were acquired for investment purposes.

None of the Reporting Persons has any present plans which relate to or would result in any of the actions set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except that Dr. Rosen intends to continue to acquire shares of Common Stock upon exercise of stock options granted to him in his capacity as Chief Executive Officer of the Issuer.

Item 5.  Interest in Securities of the Issuer

(a) – (b)  The following reports the beneficial ownership of the Issuer’s Common Stock by the Reporting Persons:

	Total	Percentage Outstanding (1)	Right to Acquire w/ 60 days	Sole Voting Power	Shared Voting Power	Sole Investment Power	Shared Investment Power

Terry Rosen, Ph.D.	4,292,740	9.34%	80,208	269,601	4,023,139	269,601	4,023,139
Victoria Rosen	4,023,139	8.77%	0	0	4,023,139	0	4,023,139
The Rosen 1996 Family Trust	3,023,139	6.59%	0	3,023,139	0	3,023,139	0

(1)Numbers of shares are reported as of February 14, 2020.

(c)

Within the past 60 days, Dr. Rosen was granted an option to purchase 350,000 shares of the Company’s Common Stock, with an exercise price of $10.23 on January 17, 2020. The option is exercisable in 48 equal monthly installments after January 1, 2020, subject to Dr. Rosen’s continued service to the Company.

(d) Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for Dr. Rosen and Mrs. Rosen acting as trustees for The Rosen 1996 Family Trust, and Mrs. Rosen acting as trustee for the Rosen 2018 GRAT Trust No. 1 and the Rosen 2018 GRAT Trust No. 2, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated March 3, 2020, by and among Terry Rosen, Ph.D., Victoria Rosen and The Rosen 1996 Family Trust.

CUSIP No. 03969F109

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2020By: /s/ Terry Rosen

Terry Rosen

Date: March 3, 2020By: /s/ Victoria Rosen

Victoria Rosen

Date: March 3, 2020The Rosen 1996 Family Trust

By: /s/ Terry Rosen

Terry Rosen, Trustee

CUSIP No. 03969F109

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Arcus Biosciences, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this March 3, 2020.

By: /s/ Terry Rosen

Terry Rosen

By: /s/ Victoria Rosen

Victoria Rosen

THE ROSEN 1996 FAMILY TRUST

By: /s/ Terry Rosen

Terry Rosen, Trustee